# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eaton Vance New York Municipal Bond Fund, CIK 0001177162
CUSIP: 27827Y109
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: One Post Office Square, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 06/02/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001510281
Persons authorized to receive notices and communications: Saba Capital Management, L.P., 405 Lexington Avenue, 58th Floor, Attention: Michael D'Angelo, New York, New York (NY), 10174, (212) 542-4635

## Reporting persons
- Saba Capital Management, L.P. (CIK 0001510281): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,796,383; sole dispositive power 0; shared dispositive power 3,796,383; aggregate amount beneficially owned 3,796,383 (21.14% of the class)
  Comment: The percentages used herein are calculated based upon 17,961,289 shares of common stock outstanding as of 3/31/25, as disclosed in the company's N-CSRS filed 5/28/25.
- Boaz R. Weinstein (CIK 0001608233): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 3,796,383; sole dispositive power 0; shared dispositive power 3,796,383; aggregate amount beneficially owned 3,796,383 (21.14% of the class)
  Comment: The percentages used herein are calculated based upon 17,961,289 shares of common stock outstanding as of 3/31/25, as disclosed in the company's N-CSRS filed 5/28/25.
- Saba Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,796,383; sole dispositive power 0; shared dispositive power 3,796,383; aggregate amount beneficially owned 3,796,383 (21.14% of the class)
  Comment: The percentages used herein are calculated based upon 17,961,289 shares of common stock outstanding as of 3/31/25, as disclosed in the company's N-CSRS filed 5/28/25.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: Eaton Vance New York Municipal Bond Fund
Address of issuer's principal executive offices: One Post Office Square, Boston, Massachusetts (MA), 02109
Comment: This Amendment No. 7 amends Items 3, 4, 5, 6, and 7.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being jointly filed by:

(i) Saba Capital Management, L.P., a Delaware limited partnership ("Saba Capital");

(ii) Saba Capital Management GP, LLC, a Delaware limited liability company ("Saba GP"); and

(iii) Mr. Boaz R. Weinstein ("Mr. Weinstein"),

(together, the "Reporting Persons"). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Common Shares reported herein.
Residence or business address: The address of the business office of each of the Reporting Persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174.
Present principal occupation or employment: The principal business of: (i) Saba Capital is to serve as investment manager to private and public investment funds and/or accounts, (ii) Saba GP is to serve as general partner of the Saba Capital and other affiliated entities, and (iii) Mr. Weinstein, an individual, is managing member of the general partner of Saba Capital and other affiliated entities.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: Saba Capital is organized as a limited partnership under the laws of the State of Delaware. Saba GP is organized as a limited liability company under the laws of the State of Delaware. Mr. Weinstein is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $35,122,231 was paid to acquire the Common Shares reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On June 2, 2025, Saba Capital Master Fund, Ltd., a private fund advised by Saba Capital, submitted to the Issuer a notice of intent informing the Issuer of its intention to present a shareholder proposal to terminate the investment advisory agreement between the Issuer and Eaton Vance Management, and to nominate a slate of six independent trustee candidates comprised of (i) Jassen Trenkow, Jason Chen, and Richard Thiemann to serve as Class II nominees (the "Class II Nominees"), and (ii) Stephen Flanagan, Christopher Klepps, and Dennis A. Prieto to serve as successors to three of the trustees who are currently serving as Class I holdover trustees (the "Class I Nominees" and together with the Class II Nominees, the "Nominees"), for election to the Board at the Issuer's 2025 annual meeting of shareholders (the "Annual Meeting").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the Reporting Persons section of this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 17,961,289 shares of common stock outstanding as of 3/31/25, as disclosed in the company's N-CSRS filed 5/28/25.
Number of shares as to which each person has sole or shared power to vote or dispose: See the Reporting Persons section of this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the Common Shares effected from the filing of the Schedule 13D/A on 4/8/25 by the Reporting Persons to 6/2/25, the date of the event which required filing of this Schedule 13D/A, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: The funds and accounts advised by Saba Capital have the right to receive the dividends and proceeds of sales from the Common Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the addition of the following:

Each of the Nominees has entered into a nomination agreement (collectively, the "Nominee Agreement") with Saba Capital substantially in the form attached as Exhibit 7 to this Schedule 13D/A whereby the Nominees agreed to stand for election as individual trustees of the Issuer in connection with a proxy solicitation which may be conducted in respect of the Annual Meeting and agreed not to acquire or dispose of any securities of the Issuer without prior written approval of Saba Capital and whereby, Saba Capital has agreed to advance an amount not to exceed $5,000 to cover the reimbursement of fees the nominees may incur in connection with their nominations and defend and indemnify the Nominees against, and with respect to, any losses that may be incurred by the Nominees in the event they become a party to litigation based on their nominations as candidates for election to the Board and the solicitation of proxies in support of their election. The foregoing summary of the Nominee Agreement is not complete and is qualified in its entirety by reference to the full text of the form of Nominee Agreement, a copy of which is attached as Exhibit 7 and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7 - Form of Nominee Agreement
Exhibit 8 - Schedule A

## Signatures
- Saba Capital Management, L.P.: /s/ Michael D'Angelo, General Counsel (06/04/2025)
- Boaz R. Weinstein: /s/ Michael D'Angelo, Authorized Signatory (06/04/2025)
- Saba Capital Management GP, LLC: /s/ Michael D'Angelo, Attorney-in-fact* (06/04/2025)
Comment: Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823